UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Saratoga Investment Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80349A 109

(CUSIP Number)

Christian L. Oberbeck

535 Madison Avenue

New York, New York 10022

(212) 750-3343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 80349A 109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) CHRISTIAN L. OBERBECK
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 473,373
	8	Shared Voting Power 1,098,956
	9	Sole Dispositive Power 473,373
	10	Shared Dispositive Power 1,098,956
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,572,329 (See Item 5 below)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.2% (See Item 5)
14	Type of Reporting Person IN

CUSIP No. 80349A 109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SARATOGA INVESTMENTS ADVISORS, LLC (I.R.S. Identification No. 27-2235250)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 180,738
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 180,738
11	Aggregate Amount Beneficially Owned by Each Reporting Person 180,738 (See Item 5 below)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.4% (See Item 5 below)
14	Type of Reporting Person IA

CUSIP No. 80349A 109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) CLO PARTNERS LLC (I.R.S. Identification No. 20-5190132)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 174,035
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 174,035
11	Aggregate Amount Beneficially Owned by Each Reporting Person 174,035 (See Item 5 below)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.2% (See Item 5 below)
14	Type of Reporting Person OO

This Amendment No. 2 amends and supplements the Schedule 13D originally filed jointly by Christian L. Oberbeck, Richard A. Petrocelli, Charles G. Phillips IV, John F. MacMurray, Charles P. Durkin, Jr., John P. Birkelund, Saratoga Investment Advisors, LLC and CLO Partners LLC on August 3, 2010 and Amendment No. 1 thereto filed by Christian L. Oberbeck on April 17, 2012 (collectively, the “Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 2 to the Schedule 13D is being filed jointly by Christian L. Oberbeck, Saratoga Investment Advisors, LLC and CLO Partners LLC to report the beneficial ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of Saratoga Investment Corp., a Maryland corporation (the “Issuer”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The principal executive office of the Issuer is located at 535 Madison Avenue, New York, NY 10022.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety:

This Schedule 13D is being filed jointly by the following persons:

(1)	Christian L. Oberbeck, a United States citizen, is the Chief Executive Officer and a member of the Board of Directors of the Issuer. Mr. Oberbeck is also the Managing Member of Saratoga Investment Advisors, LLC, the external investment adviser to the Issuer, and the Managing Partner of Saratoga Partners, an independent, New York-based merchant banking firm. The principal business and office address for Mr. Oberbeck is 535 Madison Avenue, New York, NY 10022.

(2)	Saratoga Investment Advisors, LLC, a Delaware limited liability company, is registered with the SEC as an investment advisor under the Investment Advisers Act of 1940, serves as the external investment adviser to the Issuer and is controlled by Mr. Oberbeck. The principal business and office address for Saratoga Investment Advisors, LLC is 535 Madison Avenue, 4th Floor, New York, NY 10022.

(3)	CLO Partners LLC, a Delaware limited liability company, is wholly owned by Mr. Oberbeck. The principal business and office address for CLO Partners LLC is 630 Lake Avenue, Greenwich, CT 06830.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4 Purpose of the Transaction

Item 4 is amended to add the following:

In connection with a domestic relations order, Mr. Oberbeck entered into an Agreement Relating to Shares of Common Stock of Saratoga Investment Corp. (the “Transfer Agreement”) with Elizabeth Oberbeck and agreed to transfer 744,183 shares of Common Stock beneficially owned by him to her pursuant to the terms thereof.

Except as set forth above or such as would occur upon completion of any of the actions discussed above, the Reporting Persons do not have any intention to engage in any of the transactions described in paragraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type described in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The percentages set forth below and otherwise herein are based on 5,379,616 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 14, 2014.

(b) Christian L. Oberbeck has sole voting and dispositive power with respect to 473,373 shares of Common Stock, shared voting and dispositive power with respect to 744,183 shares of Common Stock held by Elizabeth Oberbeck, shared voting and dispositive power with respect to 180,738 shares of Common Stock held by Saratoga Investment Advisors, LLC, an entity controlled by Mr. Oberbeck, and shared voting and dispositive power with respect to 174,035 shares of Common Stock held by CLO Partners LLC, an entity wholly owned by Mr. Oberbeck.

(c) Other than Mr. Oberbeck’s transfer of 744,183 shares of Common Stock to Elizabeth Oberbeck pursuant to the Transfer Agreement, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

(d) No person (other than the Reporting Persons and Elizabeth Oberbeck) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Transfer Agreement, Mr. Oberbeck transferred 744,183 shares of Common Stock beneficially owned by him (the “Transferred Shares”) to Ms. Oberbeck. Ms. Oberbeck has full ownership rights with respect to the Transferred Shares, including without limitation, the right to (A) receive any cash and/or stock dividends and distributions paid on or with respect to the shares and (B) sell the shares in accordance with the provisions of the Transfer Agreement and receive all proceeds therefrom. However, pursuant to the terms of the Transfer Agreement, Mr. Oberbeck has retained the right to vote the Transferred Shares, except that Ms. Oberbeck has retained the right to vote the Transferred Shares with respect to any corporate action that could give rise to dissenters or other rights of an objecting shareholder under Maryland General Corporation Law. The Transfer Agreement also contains a right of first refusal that requires Ms. Oberbeck to offer Mr. Oberbeck the opportunity to purchase the Transferred Shares and any other shares of Common Stock owned by her prior to her intended sale of the shares. In addition, Ms. Oberbeck has agreed to limit any sales of the Shares to one percent of the Issuer’s outstanding shares of Common Stock during any three month period until the second anniversary of the date of the Transfer Agreement.

Except as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 Materials to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1	Stock Purchase Agreement, dated as of April 14, 2010, GSC Investment Corp., Saratoga Investment Advisors, LLC and CLO Partners LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 4, 2010).

Exhibit 2	Registration Rights Agreement, dated as of July 30, 2010, by and between GSC Investment Corp., GSC CDO III L.L.C., Saratoga Investment Advisors, LLC, CLO Partners LLC and the other signatory parties thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed August 2, 2010).

Exhibit 3	Joint Filing Agreement, dated October 27, 2014

Exhibit 4	Agreement Relating to Shares of Common Stock of Saratoga Investment Corp., dated October 9, 2014

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2014

CHRISTIAN L. OBERBECK

By:	/s/ Christian L. Oberbeck

SARATOGA INVESTMENTS ADVISORS, LLC

By:	/s/ Christian L. Oberbeck
Name: Christian L. Oberbeck
Title: Managing Member

CLO PARTNERS LLC

By:	/s/ Christian L. Oberbeck
Name: Christian L. Oberbeck
Title: Managing Member